UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

 NOTIFICATION OF LATE FILING

SEC File № 333-158946
CUSIP № 86737J 20 6

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: 30 June, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SUNGAME CORPORATION

Full Name of Registrant

Former Name if Applicable

3091 West Tompkins Avenue

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada  89103

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has discovered material weaknesses in the Company’s two preceeding periodic reports, the annual report on form 10K for the period ended December 31, 2013, and filed with the SEC April 15, 2014, and the Company’s quarterly report for the period ended March 31, 2014, filed with the SEC on May 23, 2014.  The Company is in the process of reviewing and correcting relevant transactions and corresponding accounting discrepancies, and internal controls and procedures, to correct the aforementioned reports.  The Company feels that it is imprudent to the file periodic report for the six months ended June 30, 2014, as it is preceded by, and partly based upon, periodic reports that will contain material restatements.

Please see the Company’s corresponding 8K for more information.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Neil Chandran, CEO	(702)	789-0848
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes       ☑                 No    ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes        ☑                 No    ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

****************

SUNGAME CORPORATION
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2014	By:	/s/ Neil Chandran
Neil Chandran
	Its:	Chief Executive Officer